BYLAWS OF EMPOWER ANNUITY INSURANCE COMPANY OF AMERICA

ARTICLE I

MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders may be held at such time, on such date and at such place within or without the State of Colorado as the Board of Directors may determine from time to time, or in the alternative the business of the Annual Meeting may be conducted via written consent resolutions unanimously approved by the Shareholders.

ARTICLE II

BOARD OF DIRECTORS

SECTION 1. The number of Directors may be fixed by the Board of Directors from time to time to such number, not less than seven (7), as the Board may determine. A majority of the Directors shall be neither officers nor employees of the corporation or any of its subsidiaries.

SECTION 2. Any vacancy on the Board of Directors, whether resulting from an increase in the number of Directors or otherwise, may be filled by the affirmative vote of a majority of Directors then in office, even though less than a quorum, or by a sole remaining Director.

SECTION 3. A meeting of the Board may be called by the Chair of the Board, by such other Director as may from time to time be authorized by the Chair of the Board, or by a majority of the Directors, on not less than 48 hours notice to the members of the Board specifying the place, date and time of the meeting. Meetings may be held at any time without notice if all members of the Board waive notice, provided that the attendance of a Director at any such meeting shall be a waiver of notice of that meeting except where the Director objects to the transaction of business on the grounds that the meeting has not been validly called. If a meeting of the Board is called by anyone other than the Chair of the Board, the person(s) calling such a meeting shall so advise the Chair of the Board.

SECTION 4. A quorum at any meeting of the Board shall be a majority of the Board members. A Director who is present at a meeting but who recuses him/herself from the meeting as a result of an actual or potential conflict of interest shall be considered to be present during the period of time in which the contract, transaction or other event giving rise to such actual or potential conflict is being considered and voted upon for the purposes of determining the presence of a quorum.

SECTION 5. The Board shall establish an Audit Committee, a Conduct Review Committee, a Human Resources Committee, an Investment Committee, a Nominating Committee and a Risk Committee, and may establish such other Committees as it deems advisable to assist it in discharging its duties, and may establish Committee charters and otherwise delegate to those Committees such duties and responsibilities as may be permitted by law and as it deems necessary or advisable.

ARTICLE III

OFFICERS

The Chair of the Board, the President and Chief Executive Officer and officers at the level of Executive Vice President and above shall be initially appointed by the Board of Directors. Officers at the level of Senior Vice President and below shall be initially appointed by the President and Chief Executive Officer. The Board of Directors shall annually reappoint all officers at the level of Senior Vice President and above. Such officers shall have such authority and perform such duties as normally pertain to their offices or as may from time to time be determined by the Board of Directors.

ARTICLE IV

INDEMNIFICATION

SECTION 1. In this Article, the following terms shall have the following meanings:

(a)

“expenses” means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b)	“liability” means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;

(c)	“party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(d)	“proceeding” means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a Director, officer or employee of the corporation is made a party to a proceeding because the person is or was a Director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

(a)	the person conducted himself or herself in good faith; and

(b)	the person reasonably believed that his or her conduct was in the corporation’s best interests; and

(c)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(d)	if the person is or was an employee of the corporation, the person acted in the ordinary course of the person’s employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a Director, officer, trustee, plan administrator or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a Director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a)

the person is or was appointed to serve at the request of the corporation as a Director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b)	with respect to the matter(s) giving rise to the proceeding:

(i)	the person conducted himself or herself in good faith; and

(ii)

the person reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests (in the case of a trustee or plan administrator of one of the corporation’s staff benefits plans, this means that the person’s conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(iv)	if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person’s employment with the other company or entity.

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